Purity Coffee Inc



ANNUAL REPORT

1010 E North St Suite B3

Greenville, SC 29601-3150

(844) 787-4892

https://puritycoffee.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Company Overview

Purity Coffee Inc. (or the "Company"), founded in 2016, is dedicated to producing some of the healthiest coffee in the world. Leveraging scientific research and sustainable practices, we believe we source the highest quality organic beans, ensuring each cup is packed with health benefits. Our commitment to quality and health has contributed towards us achieving over $65 million in total revenue, with a loyal customer base of 28,900 active subscribers and a 50% returning customer rate. Our products are available on Amazon, and we continue to innovate with new formulations targeting specific health concerns.

Business Model

Purity Coffee operates on a direct-to-consumer model, utilizing e-commerce platforms such as Amazon to reach health-conscious consumers. We prioritize sustainable and ethical sourcing, partnering with farmers who practice regenerative and biodynamic farming. This approach not only ensures the highest quality coffee but also supports environmental sustainability. Our subscription service drives recurring revenue, and our rigorous quality control and scientific approach to roasting maximize health benefits, differentiating us in the competitive coffee market.

Intellectual Property

Purity Coffee's intellectual property includes proprietary formulations for our health-targeted coffee blends, optimized through rigorous scientific testing to retain high levels of beneficial compounds like chlorogenic acids. Our special roasting process, developed to maximize health benefits while ensuring exceptional taste, is a core component of our IP. Additionally, we feel our branding and product designs, including the Purity Cool Farms initiative, contribute to our distinctive market presence and competitive edge.

Public Benefit Corporation Status

Purity Coffee Inc. has been incorporated as a Public Benefit Corporation under Subchapter XV of the Delaware General Corporation Law. This means the Company has a blended focus to advance and balance (1) shareholder value; (2) the best interests of the stakeholders materially affected by the Company's conduct (including without limitation, employees, customers, suppliers, and local communities); and (3) a public benefit purpose or mission. The specific public benefit to be promoted by the Company is to improve the world's health through coffee, including maximizing the wellness benefits to customers by producing healthful and sustainable coffee backed by scientific research and testing and improving the health of the planet by sourcing regeneratively-grown organic, specialty-grade coffees and such other activities as the Board may from time to time determine to be appropriate and within the Company's overall purpose and mission. As a Public Benefit Corporation, the Company's focus on social and environmental benefits may, at times, result in decisions that do not prioritize short-term shareholder returns. Please see the Risk Factors section of this Offering Memorandum on how this may affect your investment.

Company Dividend Declarations

Dividends, if declared by the Board of Directors, may be distributed at their sole discretion and are not guaranteed. Dividends may be declared exclusively for one class of stock without being declared for other classes, meaning, for example, that holders of Class A-1 Voting Common Stock may receive dividends while holders of Class A Voting

Common Stock or Class B Non-Voting Common Stock do not. Additionally, stock dividends will be distributed solely in shares of the same class held by the recipient. Potential investors should carefully review the Company Securities and Risk Factors sections of the Form C, as dividends are not guaranteed and may not be available to all stockholders, including those purchasing through this offering.

Related Party Merger with Sacred Cups, LLC

Purity Coffee, Inc. (the "Company") is in the process of entering into a merger agreement with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Ms. Amber Salisbury, the wife of the Company's Chief Executive Officer, Mr. Andrew Salisbury. Sacred Cups was formed on December 17, 2021, and is a nascent company focused on premium coffee offerings that are complementary to Purity Coffee's existing product lines.

Sacred Cups will retain its brand identity and operate its own product SKUs post-merger. The Company anticipates launching Sacred Cups-branded products on or around April 22, 2025.

Under the terms of the Letter of Intent and anticipated merger agreement:

- No equity or cash consideration will be paid by Purity Coffee for the merger.

- Prior to the merger, Ms. Salisbury will gift all of her ownership interest in Sacred Cups to Mr. Salisbury, who will be the sole owner of Sacred Cups at the time of the merger.

- Mr. Salisbury will not receive any additional shares, cash, or other compensation as a result of the merger. However, his ownership in Purity may be indirectly enhanced by the addition of the Sacred Cups brand.

- The Company does not anticipate adjusting the use of proceeds for the current offering in connection with this merger.

- As of the date of this filing, the Company has no knowledge of any liabilities or debt held by Sacred Cups. Sacred Cups has been personally bootstrapped by Mr. and Ms. Salisbury. The Company is in the early stages of due diligence and the transaction process; additional findings will be evaluated as part of that review.

- Sacred Cups has minimal contributed capital (less than $100,000), primarily reflecting intangible brand development.

- Ms. Amber Salisbury will join the Company as Brand Manager, Sacred Cups. She will receive a salary consistent with other mid-level managers ($125,000–$140,000 base), will be eligible for standard company bonus plans, and will not receive any equity compensation at this time. She will not serve as a director or officer of Purity Coffee.

The Company's board of directors approved the Letter of Intent and the proposed terms of the merger on March 25, 2025, and authorized the CEO to finalize and execute definitive merger documentation. Although Mr. Salisbury, as CEO and related party, did not formally recuse himself, the resolution reflects the approval of the board and majority voting shareholders.

This transaction constitutes a related party transaction, and the Company encourages investors to carefully review this disclosure as it may be material to their investment decision.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $30,000.00

Use of proceeds: General operations

Date: July 29, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $62,033.00

Use of proceeds: General operations

Date: April 30, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $62,000.00

Use of proceeds: General operations

Date: July 21, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2024 was $24,091,003, a 42% increase compared to fiscal year 2023 revenue of $17,003,319.

The increased revenue was due to increased sales through marketing efforts.

Cost of sales

Cost of sales in 2024 was $14,132,715, an increase of approximately 36% from costs of $10,378,975 in fiscal year 2023. The increase was attributable to the growth in sales, however, declined as a percentage of sales due to improvements in packaging and distribution costs.

Gross profit margins

Gross profit in 2023 and 2024 was $6,624,345 and $9,958,288, respectively.

2024 gross profit increased by 50% over 2023 gross profit. This increase in gross margin was attributable to the increase in sales combined with the improvement in Cost of Goods Sold.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, and fees for professional services and a building lease. Expenses in 2023 were $5,753,893 and $9,453,656 in 2024. This increase was primarily due to the rise in G&A expenses and sales / marketing expenses that accompanied the increased revenue.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue and profit generating. We anticipate revenues and cash flows to expand as the company expands its customer base and achieves economies of scale with growing revenues.

Historical cash was primarily generated through sales. Our 2025 revenue target is $35mm, a 46% growth rate compared to 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,033,369.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Wayflyer MCA

Amount Owed: $625,212.00

Interest Rate: 10.2%

During fiscal years 2023 and 2022, the Company entered into multiple finance agreements with Wayflyer MCA on various dates throughout the years ending December 31, 2023, and 2022. The MCA fee is typically a mid-single digit rate expressed as a percentage of the capital draw. The payback periods vary typically between 22 and 26 weeks. As of December 31, 2023, and December 31, 2022, the outstanding balance on these financing arrangements amounts to $107,823 and $257,423 respectively and the entire amount is classified under current liabilities. Additionally, as of March 25, 2025, the balance due to Wayflyer is $485,870.

Creditor: Jon Butcher

Amount Owed: $152,881.00

Interest Rate: 4.0%

Maturity Date: December 31, 2025

Creditor: Paul Salisbury

Amount Owed: $135,000.00

Interest Rate: 18.0%

Maturity Date: July 04, 2026

$40,000 matures on 10/1/2025 and $100,000 matures on 7/1/2026 but the loan holder may extend the maturity dates.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Andrew Salisbury

Andrew Salisbury's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Secretary, Board Member

Dates of Service: January, 2004 - Present

Responsibilities: Andrew plans, directs, and coordinates business development activities at the highest level, ensuring alignment with our strategic business goals. He builds relationships with key partners and stakeholders while overseeing the quality of all operations to guarantee the company's survival and growth. Mr. Andrew Salisbury, CEO, earned total compensation of $777,030 in calendar 2024. This compensation was comprised of a fixed, base compensation of $250,000, an annual performance bonus of $150,000 (paid in March 2025), a variable monthly sales bonus of $375,030 and a holiday bonus of $2,000.

Name: Greg Bray

Greg Bray's current primary role is with Bray Financial & Strategic Solutions, LLC. Greg Bray currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: November, 2023 - Present

Responsibilities: As part of the leadership team, Greg provides expertise in financial strategy, short and long range planning and provides oversight for financial operations and treasury. He receives a salary of $187,200.

Other business experience in the past three years:

Employer: Bray Financial & Strategic Solutions, LLC

Title: President

Dates of Service: December, 2022 - Present

Responsibilities: Self-employed fractional CFO

Name: Jon Butcher

Jon Butcher's current primary role is with Precious Moments. Jon Butcher currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2015 - Present

Responsibilities: Jon is a co-founder and on the board. He has no direct operational role and does not receive compensation.

Other business experience in the past three years:

Employer: Precious Moments

Title: Chairman of the Board

Dates of Service: January, 1990 - Present

Responsibilities: Big picture vision and strategy.

Other business experience in the past three years:

Employer: Lifebook

Title: Founder

Dates of Service: January, 2007 - Present

Responsibilities: Jon is a personal development author.

Name: Ricardo Pereira

Ricardo Pereira's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Business Development Officer

Dates of Service: January, 2024 - Present

Responsibilities: Ricardo leads innovation and impact at coffee origin by working closely with our coffee producers to ensure economic, environmental and social sustainability. He receives a salary of $150,000.

Other business experience in the past three years:

Employer: Ally Coffee Trading

Title: COO

Dates of Service: January, 2013 - December, 2023

Responsibilities: Lead operations for Ally Coffee for 11 years opening offices and supply chain efficiency.

Name: Ildi Revi

Ildi Revi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Learning Officer

Dates of Service: February, 2016 - Present

Responsibilities: Ildi is responsible for researching, gathering and disseminating information about coffee's interaction with and impact on health and the environment. our staff and the public. This includes lab testing and cupping coffees, writing literature reviews and blog posts, advising management, designing learning programs for staff and customers, and collaborating with farming, production, coffee industry and scientific partners. Ildi receives a salary of $140,000.

Other business experience in the past three years:

Employer: Ally Coffee

Title: Director of Performance

Dates of Service: November, 2017 - December, 2022

Responsibilities: With a masters degree in adult learning, Ildi designed and developed coffee training programs in roasting, tasting, FSMA, FSVP and market dynamics for staff and clients. As a Certified Performance Technologist, she developed Ally Coffee employee learning programs, and as the staff PCQI the food safety system for FDA compliance. In addition, she taught courses for Ally with the Coffee Quality Institute, where she is a licensed Q Grader, certified Q Lecturer and Processing Generalist, and was a certified Q instructor from 2018-2023.

Name: Craig Junghandel

Craig Junghandel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: January, 2017 - Present

Responsibilities: Craig leads the marketing, brand-building, and digital sales efforts, driving new customer acquisition, brand awareness, revenue growth, and customer retention. He receives a salary of $160,000.

Other business experience in the past three years:

Employer: iArtisan

Title: Founder & President

Dates of Service: October, 2008 - Present

Responsibilities: iArtisan is a web services agency I founded in 2008. Craig's role is to oversee client services which include: web hosting, web development, and IT.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Salisbury

Amount and nature of Beneficial ownership: 5,450,000

Percent of class: 54.5

Title of class: Common Stock

Stockholder Name: Purity Equity, LLC (100% owned & Managed by Jon Butcher)

Amount and nature of Beneficial ownership: 4,300,000

Percent of class: 43.0

RELATED PARTY TRANSACTIONS

Name of Entity: Jon Butcher

Relationship to Company: 20%+ Owner and Director

Nature / amount of interest in the transaction: Mr. Butcher is a director and principal securities owner of Purity Coffee via Purity Equity, LLC.

Material Terms: One note issued on January 1, 2019, in the original principal amount of $265,724 at 4% interest, maturing on January 1, 2024, with an outstanding balance of $233,742 as of year-end 2023. A second note issued on January 1, 2020, in the original principal amount of $405,000 at 4% interest, maturing on January 1, 2025, with an outstanding balance of $356,256 as of year-end 2023. The combined balance of these loans was $589,998 as of December 31, 2023. Subsequent repayments may have reduced this balance.

Name of Entity: Paul Salisbury

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Mr. Salisbury is a shareholder of the Company.

Material Terms: On March 16, 2022, the Company issued Mr. Salisbury a Senior Unsecured Note in the original amount of $175,000 with an annual interest rate of 18% and a 12-month maturity. The note remained outstanding as of December 31, 2023. In 2024, the note was restructured into two components: $75,000 maturing on October 1, 2025 $100,000 maturing on July 1, 2026 Principal and interest payments are being made monthly. As of February 28, 2025, the outstanding balance on the October 2025 note was $40,000.

Name of Entity: Andrew Salisbury

Relationship to Company: Chief Executive Officer and Director

Nature / amount of interest in the transaction: Mr. Salisbury is the Chief Executive Officer and a director of Purity Coffee. His spouse, Ms. Amber Salisbury, is the sole owner of Sacred Cups, LLC, a company that is party to a proposed merger with Purity Coffee. Prior to the consummation of the merger, Ms. Salisbury will gift 100% of her ownership interest in Sacred Cups to Mr. Salisbury, making him the sole owner of Sacred Cups at the time of the transaction.

Material Terms: The Company has approved a non-cash, no-equity merger with Sacred Cups, LLC. Mr. Salisbury will not receive any compensation or consideration from the merger, though he may indirectly benefit through an increase in the value of his Purity Coffee holdings. The Company is in the early stages of due diligence and, as of the date of this filing, has no knowledge of any liabilities or debt of Sacred Cups. Sacred Cups has been personally bootstrapped by Mr. and Ms. Salisbury with less than $100,000 of contributed capital. Ms. Salisbury will join Purity Coffee post-merger as Brand Manager, Sacred Cups, earning a base salary between $125,000 and $140,000, without equity compensation.

OUR SECURITIES

The company has authorized Common Stock, Class B Non-Voting Common Stock, SAFE - Ronald House, SAFE - Melissa Jernigan, SAFE - James Jernigan, SAFE - Hire Better, SAFE - James Jernigan, SAFE - Melissa Jernigan, and Class A-1 Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 201,140 of Class B Non-Voting Common Stock.

Common Stock

The amount of security authorized is 7,900,000 with a total of 7,169,400 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

Stock Options and RSUs

The total amount outstanding includes 1,571,400 shares to be issued pursuant to stock options and 1,048,000 shares to be issued pursuant to Restricted Stock Options.

Class B Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Note on Outstanding Shares:

The number of shares of Class B Non-Voting Common Stock stated in this Form C does not include up to 196,444 shares that may be issued pursuant to Purity Coffee's Regulation Crowdfunding offering conducted through StartEngine's funding portal, which commenced on August 27, 2024. That offering has closed; however, the total number of shares to be issued has not yet been finalized, and the reconciliation of the final share count is still in progress. As a result, these shares are not reflected in the number of securities currently issued and outstanding.

Requirement to Join Shareholder Agreement

Investors will be required to join Purity Coffee's Amended & Restated Shareholder Agreement as part of their investment in the Company. Please see a copy of the Company's Amended & Restated Shareholder Agreement attached to the Form C as Exhibit F.

Dividends. The holders of Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on both Classes. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock while holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

SAFE - Ronald House

The security will convert into Safe preferred stock and the terms of the SAFE - Ronald House are outlined below:

Amount outstanding: $100,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Ronald House.

SAFE - Melissa Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - Melissa Jernigan are outlined below:

Amount outstanding: $25,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Melissa Jernigan.

SAFE - James Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - James Jernigan are outlined below:

Amount outstanding: $75,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - James Jernigan.

SAFE - Hire Better

The security will convert into Safe preferred stock and the terms of the SAFE - Hire Better are outlined below:

Amount outstanding: $30,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Hire Better.

SAFE - James Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - James Jernigan are outlined below:

Amount outstanding: $62,033.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - James Jernigan.

SAFE - Melissa Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - Melissa Jernigan are outlined below:

Amount outstanding: $62,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Melissa Jernigan.

Class A-1 Voting Common Stock

The amount of security authorized is 7,100,000 with a total of 5,450,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, competition, and geopolitical factors, such as tariffs, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Risk of Unequal Dividend Distributions The Board of Directors has the discretion to declare dividends exclusively for one class of stock without declaring dividends for other classes. As a holder of Class B Non-Voting Common Stock, you may not receive dividends if the Board opts to distribute them solely to holders of Class A-1 Voting Common Stock or Class A Voting Common Stock. This policy could result in limited or no dividend returns for holders of Class B Non-Voting Common Stock, potentially impacting the overall value of your investment. Potential investors should refer to the Company Overview and Company Securities sections of the Form C for further information on the rights and preferences of Class B Non-Voting Common Stock and the potential implications of the Company's dividend policy. Public Benefit Corporation Purity Coffee Inc. has incorporated as a Public Benefit Corporation (PBC) instead of a traditional C-Corp or 501(c)(3). A significant difference offered by a Benefit Corporation's legal mandate is that the directors and officers are required to consider the company's social and environmental impact along with shareholder interests when making decisions. This legal structure empowers Purity Coffee's leadership to prioritize creating positive benefits for the community and the environment, aligning with the company's core mission, beyond solely financial returns. Additionally, Purity Coffee has achieved B Corp certification, further emphasizing its commitment to high standards of social and environmental responsibility, accountability, and transparency. This certification serves as an independent affirmation of the company's dedication to creating a meaningful, positive impact. As an investor in Purity Coffee Inc., you must acknowledge and agree that the company's mission to prioritize its social and environmental impact, alongside financial performance, is a benefit that may yield both non-financial and financial returns. We are in the early stages of a related-party merger, which may pose conflicts of interest and unknown risks. The Company is in the process of entering into a merger agreement with Sacred Cups, LLC, a company solely owned by the spouse of our CEO, Andrew Salisbury. The ownership of Sacred Cups is expected to be transferred to Mr. Salisbury before the merger, and Sacred Cups will be merged into Purity Coffee without cash or equity consideration. As of the date of this filing, the Company has no knowledge of any liabilities or outstanding obligations at Sacred Cups; however, the Company has only recently begun its formal due diligence process. It is possible that additional risks, obligations, or liabilities could arise during this review. Because this is a related-party transaction, there is an inherent conflict of interest. While the transaction has been approved by our board and majority shareholders, the CEO did not recuse himself from the approval process. Investors should be aware that transactions involving affiliated parties may not always reflect terms that would have been available in an arm's length negotiation, and the ongoing integration of Sacred Cups may involve additional risks, costs, or management resources. Risk of Dilution from Prior Offering This offering does not reflect the issuance of up to 196,444 shares of Class B Non-Voting Common Stock that may result from Purity Coffee's Regulation Crowdfunding offering launched on August 27, 2024, through a third-party funding portal. That offering has closed, but the reconciliation of the total shares to be issued remains in progress. Once issued, those shares will dilute the equity interests of investors in this offering.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Purity Coffee Inc

By   /s/ *Andrew Salisbury*

      Name: Purity Coffee Inc

      Title: Chief Executive Officer, Secretary, Board Member

---

Exhibit A

FINANCIAL STATEMENTS

PURITY COFFEE INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDTIOR'S REPORT

To the Board of Directors of
Purity Coffee Inc.
Greenville, South Carolina

Opinion

We have audited the financial statements of Purity Coffee Inc. (hereinafter referred to as "the Company"), which comprises the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

PURITY COFFEE INC.
BALANCE SHEETS

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,033,369	$	161,508
Accounts Receivable, net		9,431		2,937
Inventory		1,057,671		1,102,694
Prepaids and Other Current Assets		439,430		315,458
Total Current Assets		**2,539,899**		**1,582,597**
Loan receivable - related party		50,258		-
Security Deposit		1,500		1,500
Note Receivable		100,000		100,000
Investments		100,000		100,000
Total Assets	$	**2,791,657**	$	**1,784,097**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	928,267	$	1,026,805
Credit Cards		158,126		382,730
Accrued Interest		52,149		153,067
Current Portion of Shareholder's Loans		260,745		482,560
Forward Financing		906,510		107,823
Deferred Revenue		114,569		131,817
Other Current Liabilities		677,606		370,607
Total Current Liabilities		**3,097,972**		**2,655,408**
Shareholder Loan		150,000		540,392
Simple Agreement for Future Equity (SAFEs)		314,926		431,478
Total Liabilities		**3,562,898**		**3,627,279**
STOCKHOLDERS' EQUITY				
Common Stock Class A		100		100,000
Common Stock Class B		2		-
Additional Paid in Capital		1,118,953		302,552
Accumulated Deficit		(1,890,295)		(2,245,734)
Total Stockholders' Equity		**(771,241)**		**(1,843,182)**
Total Liabilities and Stockholders' Equity	$	**2,791,657**	$	**1,784,097**

See accompanying notes to financial statements.

For The Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	24,091,003	$	17,003,319
Cost of Goods Sold		14,132,715		10,378,975
Gross Profit		**9,958,288**		**6,624,345**
Operating Expenses:				
General and Administrative		4,291,549		2,739,019
Research and Development		145,039		147,555
Sales and Marketing		5,017,068		2,867,319
Total Operating Expenses		**9,453,656**		**5,753,893**
Operating Income		**504,632**		**870,452**
Interest Expense		203,663		172,058
Other Loss/(Income)		(54,470)		(18,986)
Income Before Provision For Income Taxes		**355,439**		**717,380**
Provision/(Benefit) For Income Taxes		-		-
Net Income	$	**355,439**	$	**717,380**

See accompanying notes to financial statements.

PURITY COFFEE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A		Common Stock Class B (Non-Voting)		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	10,000,000	$ 100,000	-	$ -	$ 301,843	$ (2,963,114)	$ (2,561,271)
Share-Based Compensation	-	-	-	-	709	-	709
Net Income	-	-	-	-	-	717,380	717,380
Balance—December 31, 2023	10,000,000	$ 100,000	-	$ -	$ 302,552	$ (2,245,734)	$ (1,843,182)
Effect of Change in Par Value ($1 to $0.00001)	-	(99,900)	-	-	99,900	-	-
Issuance of Class B Common Stock, net of issuance cost			163,523	2	716,500		716,502
Net Income	-	-	-	-	-	355,439	355,439
Balance—December 31, 2024	10,000,000	$ 100	163,523	$ 2	$ 1,118,953	$ (1,890,295)	$ (771,241)

See accompanying notes to financial statements.

For The Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 355,439	$ 717,380
Adjustments to reconcile net income to net cash provided by /(used in) operating activities:		
Share-based Compensation	-	709
Effect if Change in Fair Value of SAFE	(116,552)	-
Changes in operating assets and liabilities:		
Accounts Receivable, net	(6,494)	1,233
Inventory	45,023	(619,562)
Prepaids and Other Current Assets	(123,972)	(154,871)
Accounts Payable	(98,537)	559,798
Accrued Interest	(100,918)	(40,014)
Deferred Revenue	(17,248)	65,491
Credit Cards	(224,603)	(14,860)
Other Current Liabilities	306,999	37,554
Net Cash Provided by Operating Activities	**19,137**	**552,856**
CASH FLOW FROM INVESTING ACTIVITIES		
Loan Given to Related Party	(50,258)	-
Net Cash Used In Investing Activities	**(50,258)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings/ (Repayment) on Forward Financing	798,687	(149,600)
Repayment on Shareholder Loans	(612,208)	(430,210)
Issuance of Class B Common Stock, net of issuance cost	716,502	-
Net Cash Provided By/(Used In) Financing Activities	**902,981**	**(579,810)**
Change In Cash and Cash Equivalents	**871,860**	**(26,954)**
Cash—Beginning of the Year	161,508	188,462
Cash—End of the Year	**$ 1,033,369**	**$ 161,508**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 165,181	$ 172,058

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Purity Coffee Inc. was incorporated on March 3, 2016, in the state of Delaware. The financial statements of Purity Coffee Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenville, South Carolina.

Purity Coffee® is a DTC retailer of high-quality, health-focused coffee. Purity's overarching mission is to improve the world's health through coffee by way of conscious and sustainable practices designed to support the wellness of its customers and the planet. Purity's regeneratively-grown organic, hand-picked speciality-grade coffees are among the top 1% produced worldwide in terms of quality. The coffees they source are produced on biodynamic farms using the best environmental practices and undergo lab testing to ensure optimal antioxidant levels and the absence of toxins. Purity Coffees are sourced from trusted farming partners across Latin America and are roasted & packaged by two roasteries in the eastern US. Purity uses a specific roasting protocol designed to maintain the coffee's natural antioxidant levels while minimizing or avoiding the presence of harmful compounds that can develop during the roasting process. They offer a variety of roasts and caffeine levels, as well as different formats such as whole bean, ground, and single-serve options to suit customers' preferences. Purity Coffee® is sold directly to consumers via their website, Amazon.com, and through a select group of retail partners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceed FDIC-insured limits by $559,504 and $0, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses."*. This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's majority of customers are direct consumers. As of December 31, 2024, and 2023, the Company determined that an allowance for expected credit loss was not material to the financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using a FIFO method.

Income Taxes

Purity Coffee Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The company generates revenue from the sale of its coffee products directly to consumers and retailers.

Cost of sales

Costs of goods sold include the cost of raw materials, ingredients, packaging, freight, shipping, and roasting.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $3,296,946 and $$2,361,538, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Investments

The Company accounts for its investments in private companies, where it does not have significant influence or control, in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) under ASC 321, Investments – Equity Securities. These investments are recorded at cost, less any impairment.

The Company evaluates its investments for impairment at each reporting period or when there is an indication that the carrying amount may not be recoverable. If an impairment is identified, the investment is written down to its estimated fair value, and the impairment loss is recognized in the statement of operations. The Company does not recognize unrealized gains or losses unless there is an observable price change in an orderly transaction.

As of December 31, 2024, and December 31, 2023, the carrying value of the Company's investment was $100,000. No impairment was recorded during the years ended December 31, 2024, and 2023.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,		2024		2023
Raw Materials - Coffee Beans	$	225,187	$	447,359
Raw Materials - Packaging		252,488		276,424
Work In Progress Inventory		10,262		9,476
Finished Goods		568,775		336,687
Inventory in Transit		-		24,368
Merchandise Inventory		959		8,379
Total Inventory	$	**1,057,671**	$	**1,102,694**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of December 31,		2024		2023
Shopify Receivable	$	94,401	$	117,436
Amazon Receivable		117,123		104,502
Prepaid Inventory Deposits		111,564		68,525
Prepaid Expenses		46,411		24,995
Crowfunding Costs		69,930		-
Total Prepaids and Other Current Assets	$	**439,430**	$	**315,458**

Other current liabilities consist of the following items:

As of December 31,		2024		2023
Accrued Expenses	$	477,251	$	283,936
Payroll Liabilities		154,563		66,659
Sales Tax Payable		45,793		7,512
Deferred Compensation		-		12,500
Total Other Current Liabilities	$	**677,606**	$	**370,607**

Note Receivable consists of:

Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
					Current Portion	Non-Current Portion	Total Note Receivable	Current Portion	Non-Current Portion	Total Note Receivable
Fincas Purity SAS - I	$ 50,000	2.00%	10/18/2022	10/18/2028	$ -	$ 50,000	$ 50,000	$ -	$ 50,000	$ 50,000
Fincas Purity SAS - II	50,000	2.00%	11/22/2022	11/22/2028	-	50,000	50,000	-	50,000	50,000
Total					$ -	$ 100,000	$ 100,000	$ -	$ 100,000	$ 100,000

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock, Class A with a par value of $0000.1, and 3,000,000 shares of Common stock, Class B. As of December 31, 2024, and December 31, 2023, 10,000,000 shares of Class A and 163,523 shares of Class B have been issued and are outstanding.

6. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 35,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	2024
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

Exercisable Options at December 31, 2022	**16,514** $	**0.56**	**2.52**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(6,667)	-	-
Outstanding at December 31, 2023	**15,714** $	**0.56**	**1.82**
Exercisable Options at December 31, 2023	**15,714** $	**0.56**	**1.82**
Effect of Forward Stock Split - 100 for 1	1,555,686 $	0.01	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**1,571,400** $	**0.01**	**1.11**
Exercisable Options at December 31, 2023	**1,571,400** $	**0.01**	**1.11**

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $0 and $709, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

Outstanding at December 31, 2022	$ **10,480** $	**0.56**	**8.31**
Granted	-	0.56	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	$ **10,480** $	**0.56**	**7.31**
Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2024	$ **10,480** $	**0.56**	**6.30**

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2024, was approximately $0. The total fair value of the restricted stock awards vested during 2024 was $0.

7.   DEBT

Forward Financing

During fiscal years 2024 and 2023, the Company entered into multiple finance agreements with Wayflyer MCA on various dates throughout the years ending December 31, 2024, and 2023. The amounts borrowed are repaid from cash collected from customers from the sale of products. As of December 31, 2024, and December 31, 2023, the outstanding balance on these financing arrangements amounts to $906,510 and $107,823, respectively, and the entire amount is classified under current liabilities.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jon Butcher - Senior Unsecured Note	$ 265,724	4.00%	01/01/2019	01/01/2024	$ -	$ -	$ -	$ 233,742	$ -	$ 233,742
Andrew Salisbury - Senior Unsecured Note	198,439	4.00%	01/01/2019	01/01/2024	-	-	-	73,818	-	73,818
Jon Butcher - Senior Unsecured Note	405,000	4.00%	01/01/2020	12/31/2025	260,745		260,745	-	356,256	356,256
Andrew Salisbury - Senior Unsecured Note	495,000	4.00%	01/01/2020	01/01/2025	-	-	-	-	184,136	184,136
Paul Salisbury - Senior Unsecured Note	175,000	18.00%	03/16/2022	07/31/2026		150,000	150,000	175,000	-	175,000
Total					$ 260,745	$ 150,000	$ 410,745	$ 482,560	$ 540,392	$ 1,022,953

The summary of the future maturities is as follows:

For The Year Ended December 31,	2024
2025	$ 260,745
2026	150,000
2027	-
2028	-
2029	-
Thereafter	-
Total	**$ 410,745**

Simple Agreements for Future Equity

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31,	
					2024	2023
SAFE - Ronald House	06/30/2018	$ -	$ 100,000	0%	$ 100,000	$ 100,000
SAFE - Melissa Jernigan	01/24/2020	10,000,000	25,000	0%	25,000	25,000
SAFE - James Jernigan	01/24/2020	10,000,000	75,000	0%	75,000	75,000
SAFE - Hire Better	07/29/2021	-	30,000	0%	30,000	30,000
SAFE - James Jernigan	04/30/2022	20,000,000	62,033	80%	62,033	62,033
SAFE - Melissa Jernigan	07/21/2022	20,000,000	62,000	80%	62,000	62,000
Fair Value in Excess of Stated Value of Derivative Instrument					$ (39,107)	$ 77,445
Total SAFE(s)					**$ 314,926**	**$ 431,478**

If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

In connection with the automatic conversion of SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Liquidity Event before the termination of SAFE, the Holder will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the Conversion Amount").

If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of the Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. INCOME TAXES

The provision for income taxes for the years ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ -	$ -
Valuation Allowance	-	-
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (172,414)	$ (172,414)
Valuation Allowance	172,414	172,414
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $663,131, and the Company had state net operating loss ("NOL") carryforwards of approximately $663,131. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On January 1, 2019, the Company issued a Senior Unsecured Note to Andrew Salisbury (shareholder) in the amount of $198,439, with an annual interest rate of 4%, and with a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $0 and $79,818, respectively.

On January 1, 2019, the Company issued a Senior Unsecured Note to Jon Butcher (shareholder) in the amount of $265,724, with an annual interest rate of 4% and a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $0 and $233,742, respectively.

On January 1, 2020, the Company issued a Senior Unsecured Note to Jon Butcher (shareholder) in the amount of $405,000, with an annual interest rate of 4% and with a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $260,745 and $356,256, respectively.

On January 1, 2020, the Company issued a Senior Unsecured Note to Andrew Salisbury (shareholder) in the amount of $495,000, with an annual interest rate of 4% and a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $0 and $184,136, respectively.

On March 16, 2022, the Company issued a Senior Unsecured Note to Paul Salisbury (shareholder) in the amount of $175,000, with an annual interest rate of 18% and a maturity of 12 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $150,000 and $175,000, respectively.

On November 14, 2024, the Company received 50,000 from Andrew Salisbury (CEO) with an annual interest rate of 4% and a maturity of 14 months. As of December 31, 2024, the principal balance receivable was $50,000.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 30, 2025, the date the financial statements were available to be issued.

On April 16, 2025, Purity Coffee, Inc. (the "Company") merged with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Ms. Amber Salisbury, the spouse of the Company's Chief Executive Officer, Mr. Andrew Salisbury. Sacred Cups, formed on December 17, 2021, is an early-stage business focused on premium coffee products that complement Purity Coffee's existing offerings.

Under the terms of the Letter of Intent and the anticipated merger agreement:

- No equity or cash consideration was paid by the Company for the merger.

- Prior to the transaction, Ms. Salisbury transferred her entire ownership interest in Sacred Cups to Mr. Salisbury, who became the sole owner at the time of the merger.

- Mr. Salisbury did not receive any additional compensation (equity, cash, or otherwise) in connection with the merger. However, his indirect ownership interest in the combined entity may benefit from the addition of the Sacred Cups brand.

- Sacred Cups will retain its own brand identity and product SKUs post-merger, with branded products expected to launch on or around April 22, 2025.

- The Company does not expect to adjust the use of proceeds from its current offering as a result of the transaction.

- To the Company's knowledge, Sacred Cups holds no debt or liabilities. It has been bootstrapped by Mr. and Ms. Salisbury and has minimal contributed capital (less than $100,000), primarily related to brand development.

- The Company is in the early stages of due diligence and will evaluate any new findings as the process progresses.

- Ms. Amber Salisbury will join the Company as Brand Manager, Sacred Cups, with a base salary consistent with other mid-level managers ($125,000–$140,000), eligibility for standard bonus plans, and no equity compensation at this time. She will not serve as a director or officer of the Company.

The Company's board of directors approved the Letter of Intent and proposed merger terms on March 25, 2025, and authorized Mr. Salisbury to execute definitive documentation. As this is a related party transaction, the Company encourages investors to review this disclosure carefully as it may be material to their investment decision.

On April 16, 2025, Purity Coffee, Inc. (the "Company") executed a merchant cash advance (forward financing arrangement) with Wayflyer, securing an additional draw of $300,000 to support general working capital needs. The outstanding balances under the Company's existing agreements with Wayflyer were consolidated into this new arrangement.

Under the terms of the revised agreement, the Company will remit up to $17,000 per week over the next 38 weeks to satisfy the total repayment obligation.

In early 2025, Purity Coffee Inc. was the target of a phishing scheme in which a fraudulent actor impersonated a legitimate vendor and requested a change to the vendor's bank account details. As a result, three invoices totaling approximately $97,000 were mistakenly paid to the fraudulent account before the issue was identified. Recovery of the lost funds is being pursued through the insurance policy held by our CPA firm. The incident occurred due to a deviation from our standard internal control procedure, which requires verbal confirmation of any changes to payment details. In response, the company has strengthened its internal controls to ensure that such events do not recur, including reinforced procedures for verifying vendor information changes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Andrew Salisbury, Principal Executive Officer of Purity Coffee Inc, hereby certify that the financial statements of Purity Coffee Inc included in this Report are true and complete in all material respects.

Andrew Salisbury

Chief Executive Officer, Secretary, Board Member